SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

04 MAR 15 AM 7:21

04010541

11 March 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we note that Shangri-La Finance Limited, a wholly-owned subsidiary of our Company, released an announcement in Hong Kong on 11 March 2004 in substantially the form enclosed for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

Irene Ko
Company Secretary

IK/cw

Encl.

c.c. Clifford Chance
- Mr. Jonathan Zonis

J P Morgan
- Ms. Tintin Subagyo

3/15

E\cw\sfl\CB\ltr-sx.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This advertisement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

NOTICE OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

Shangri-La Finance Limited

(Incorporated in the British Virgin Islands with limited liability)

US$200,000,000

ZERO COUPON GUARANTEED CONVERTIBLE BONDS DUE 2009

convertible into shares of, and guaranteed by,

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the US$200,000,000 Zero Coupon Guaranteed Convertible Bonds (the "Bonds") to be issued by Shangri-La Finance Limited, which will be convertible into shares of, and guaranteed by, Shangri-La Asia Limited as more particularly described in the Offering Circular relating thereto dated 10 March 2004. The permission for the listing of, and dealing in, the Bonds is expected to become effective on 16 March 2004.

10 March 2004